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SCOTT M. HERPICH (816) 460-5806 EMAIL: E-MAIL: SHERPICH@LATHROPGAGE.COM WWW.LATHROPGAGE.COM	2345 Grand Boulevard Suite 2800 Kansas City, Missouri 64108-2684 (816) 292-2000, Fax (816) 292-2001

October 12, 2005

Michael Pressman

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington D.C. 20549-0306

RE:	Boston Financial Qualified Housing Tax Credits L.P. IV Schedule TO filed September 20, 2005, by Anise, L.L.C. - File No. 5-80100

Dear Mr. Pressman:

We received your letter dated October 5, 2005 (the “Comment Letter”), in which you commented on the Schedule TO-T (the “Schedule TO”) filed by Anise, L.L.C. ("Anise" or "Purchaser"). Attached to this letter is a statement from the Purchaser making the required acknowledgements. Set forth below are responses to your comments (with the original comment in bold face for your convenience).

Schedule 13D

1.	Explain to us why the Schedule 13D was not filed until September 12, 2005. Refer to Rule 13d-1.

Response: As the Schedule 13D indicates, Bond Purchase, L.L.C., a Missouri limited partnership ("Bond Purchase") purchased 10,000 Boston Financial Qualified Housing Tax Credits L.P. IV (the "Partnership") units of limited partnership interests ("Units") in a privately negotiated transaction.

Although the Schedule 13D lists the date the seller executed the agreement to sell the Units as the transaction date (August 15, 2005), the Purchaser did not receive all of the necessary executed transfer documents from the seller to consummate the transaction until on or about August 30, 2005.

October 12, 2005

Although not dispositive for purposes of Schedule 13D, it is noteworthy that because the Partnership's transfer agent provides confirmation of transfers on a quarterly basis, the Partnership was unable to confirm that the Units had been transferred to Bond Purchase until after October 1, 2005.

General

2.

We note that several persons and entities are identified as members of the Form 13D filing Group but have not been named as bidders on the Schedule TO. Please advise us why you believe each of these persons is not a bidder in the tender offer. Before drafting your response, please review “Identifying the Bidder in a Tender Offer” in the Division of Corporation Finance’s Current Issues and Rulemaking Projects Outline, available on our web site at www.sec.gov.

Response: We believe that Anise is the “real bidder” because Anise is controlling the terms of the offer. As indicated in the Offer to Purchase, the Purchaser is owned by its members The Christopher J. Garlich Trust, whose sole trustee is Mr. Garlich, Jose L. Evans and Denise Evans, who each signed the Schedule TO.

We believe the other entities and persons included in the Schedule 13D joint filing should not be viewed as bidders because they (i) had no meaningful role in initiating, structuring and negotiating the tender offer, (ii) did not act together with Anise, (iii) did not control the terms of the offer, (iv) did not provide financing for the offer or play a primary role in obtaining financing, (v) did not form Anise, or cause it to be formed and (vi) would not beneficially own the securities purchased by Anise in the offer. As indicated in the Schedule 13D, we expressly disclaim that a "group" was formed.

Risk Factors, page 5

3.	Refer to the fourth bullet point on page 6. Expand your disclosure to explain the impact of a confirmation of transfer and prohibition of transfer on the offer.

Response: We note your comment and will amend the Schedule TO to more clearly explain the impact of a confirmation of transfer and prohibition of transfer on the offer by stating that (i) it will likely be early January, 2006 before confirmation of the transfer is obtained from the Partnership and that the Purchaser likely will not pay for the Units until that time and (ii) tendering limited partners will not have withdrawal rights between the expiration of the offer and sixty days following the offer date.

October 12, 2005

Details of the Offer, page 7

Terms of the Offer, page 7

4.

Please revise your disclosure to briefly discuss the “appropriate adjustments” you intend to make to avoid fractional units in the event you use proration in purchasing tendered units. In addition, explain what is meant by “other adjustments.”

Response: We note your comment. We will amend the Schedule TO to reflect your comment. The phrase "or other adjustments" will be revised to read "or other adjustments to avoid purchase of fractional units." Regarding the adjustments made to avoid fractional units, we will amend the Schedule TO to reflect that the Purchaser anticipates rounding up or down to the nearest whole unit; provided, however, if necessary, the Purchaser might have to round down to avoid purchasing more than the stated maximum number of units.

Conditions of the Offer, page 12

5.

Clarify the actions to which you refer in subpart (e) and explain how the bidder would “confirm to its reasonable satisfaction that the General Partner or Partnership” would not take such actions. In addition, please revise your disclosure to clarify the scope of this condition so that security holders may objectively verify when it has been triggered.

Response: We note your comment. We will amend the Schedule TO to reflect your comment. Generally, to be reasonably satisfied that the general partner would not refuse to take actions necessary to cause the Purchaser to be the registered owner of the Units tendered and accepted for payment, the Purchaser would need to receive confirmation from the transfer agent that the general partner of the partnership transferred the Units on the books of the partnership, which the Purchaser believes occurs quarterly. The Purchaser would also need to be entitled to all of the rights of a limited partner, and not be deemed merely an assignee by the Partnership.

6.	Clarify the procedures or regulations to which you refer in subpart (h).

Response: The "procedures or regulations" refers to the procedures germane to the transfer of Units set forth in the partnership agreement. For example, if the partnership were to amend the partnership agreement so that transfer of Units would be impracticable or impossible; or so that the Partnership would not recognize any transfer for an extended period of time, the Purchaser might withdraw the offer.

October 12, 2005

Determination of Offer Price, page 15

7.	Clarify how the bidder derived the price from the information it considered. Refer to Section III.B.1 of Exchange Act Release No. 34-43069 (July 24, 2000).

Response: As set forth in the Schedule TO, in establishing the Offer price, the Purchaser reviewed secondary market prices over the prior two years, which, according to Direct Investments Spectrum, ranged from $42 to $105. Additionally, the Purchaser reviewed certain publicly available information including among other things: (i) Annual Reports on Form 10-KSB and Quarterly Reports on Form 10-QSB and (ii) other reports filed with the Commission, including the Partnership’s cash on hand, debt obligations and net income and available information for Leawood Manor apartments. The Purchaser did not obtain current independent valuations or appraisals of the assets.

Certain Information Concerning the Purchaser, page 15

8.	Expand your disclosure to explain in greater detail the nature of the lawsuits between your affiliates and the target.

Response: We note your comment and will amend the Schedule TO to provide greater detail regarding the lawsuits between an affiliate of Maxus Properties and the Partnership.

On September 28, 2004, the Purchaser filed a lawsuit against two limited partnerships affiliated with the Partnership, relating to the refusal of the two partnerships to register limited partnership Units purchased by the Purchaser. The Purchaser, however, has dismissed the litigation against the Partnership because the Partnership rescinded its refusal to register the transfer of the Units requested.

Park G.P., Inc. (“Park”), a substituted limited partner in the Partnership and an affiliate of Maxus Properties, filed a lawsuit against the Partnership, which is pending in the Circuit Court of Clay County, Missouri, Case No. CV104-005765CC (the "Clay County Litigation"). Park's lawsuit against the Partnership relates to the Partnership's refusal to make available for inspection and copying books and records requested by Park.

On September 28, 2005, Park wrote a letter to the Partnership advising that it believed the recent sales of partnership interests were in violation of the partnership agreement, and required a vote of the limited partners. In response, on October 3, 2005 the Partnership filed a Complaint for Declaratory Judgment action against Park in the Commonwealth of Massachusetts, Superior Court Department, Business Litigation Session, Case No. 2005-

October 12, 2005

4191-BLS-2 ("Massachusetts Litigation"), seeking to have the court declare the rights under the partnership agreement.

On October 4, 2005, the Partnership filed a Schedule 14D-9 in which it disclosed the possible additional sale of other assets.

On October 11, 2005, Park filed a motion in the Clay County litigation to allow Park to file an amended petition to assert claims for the alleged wrongful sale of Partnership assets in violation of the partnership agreement. Park also filed a motion of temporary restraining order to prevent the Partnership from entering into any additional contracts regarding the disposition of Partnership assets. This case is ongoing.

In addition, Park or affiliates of Park sent the Partnership letters in the past two weeks with respect to (i) concerns regarding the use of Partnership funds to pay off tax liabilities of limited partners related to the tax credit recapture for Bentley Court apartments and (ii) requesting the Partnership to submit a proposal to limited partners to amend the partnership agreement to require limited partner approval of the sale of local limited partnership interests and (iii) the negative tax effect of certain sales of local limited partnership interests.

9.

Your Schedule 13D filed on September 12, 2005 indicates that “each of the Reporting Persons is considering various alternatives, including taking action to affect management and control of the Issuer.” Both here for Anise and in your Schedule 13D for each “Reporting Person” clarify the alternatives being considered.

Response: Although we do not know what alternatives each of the affiliates of Maxus Properties are considering, as stated in the Offer to Purchase, if the Purchaser acquires a significant number of Units and believes the interests of the Unit holders are not being addressed, the Purchaser may take steps to attempt to change current management. In addition, as described above in response to the preceding comment, Park and its affiliates have requested that the Partnership's management take certain action to protect the interests of limited partners.

Effects of the Offer, page 17

10.

You indicate that the partnership agreement prohibits transfers of greater than 5% in any given year. Please reconcile this with the disclosure on page 6 that the transfer limitation is 50% in any given year.

Response: There are two separate transfer limitations in the partnership agreement. First, the partnership agreement provides that no transfer of any Units will be made "if

October 12, 2005

such sale, exchange, transfer or assignment, when aggregated with all other transfers during the same taxable year of the Partnership, would result in both (i) the transfer of more than 5% of the Units (excluding certain permitted transfers) and (ii) the transfer of more than 2% of the Units (excluding Permitted Transfers and transfers made through a Matching Service), unless the Managing General Partner shall have received an opinion of counsel that such sale, exchange, transfer or assignment can be made without material adverse tax consequences to the Partners."

In addition, the partnership agreement provides that if "in the opinion of counsel, such sale, exchange, transfer or assignment would, when added to the total of all other Units sold or exchanged within a period of 12 consecutive months prior thereto result in the Partnership being considered to have terminated within the meaning of Section 708 of the Code and such termination would have adverse tax consequences to any Partner . . . ."

We will amend the Schedule TO to clearly identify these two separate transfer limitations in the Partnership Agreement.

11.

In addition, explain why the bidder indicates that it is aware of approximately 2,353 shares being transferred in the last 12 months when one of the bidder’s joint Schedule 13D filers purchased 10,000 shares on August 15, 2005.

Response: The Partnership's general partner controls the timing and effectuation of the transfers, and the Partnership's transfer agent provides confirmation of transfers on a quarterly basis. Because confirmation of the transfer of the 10,000 units was not available until after October 1, 2005, the Partnership was unable to confirm that the Units had been transferred to Bond Purchase.

Please contact me if you have any questions.

Very truly yours,

LATHROP & GAGE L.C.

By:	/s/ Scott M. Herpich
Scott M. Herpich